Exhibit 21.1

List of Subsidiaries of

Sushi Ginza Onodera, Inc.

Entity Name	Place of Organization

Onodera Food Service Co., Ltd.*	Japan

Ginza Onodera Texas Inc.*	Japan

Ginza Onodera California Inc. **	Japan

Ginza Onodera USA Inc.**	Japan

Ginza Onodera Shanghai***	Japan

* 100% owned subsidiary of Sushi Ginza Onodera, Inc.

** 100% owned subsidiary of Onodera Food Service Co., Ltd.

***90% owned subsidiary of Onodera Food Service Co., Ltd.